# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: InfuSystem Holdings, Inc., CIK 0001337013
CUSIP: 45685K102
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 3851 WEST HAMLIN ROAD, ROCHESTER HILLS, Michigan (MI), 48309
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541536

## Reporting persons
- Minerva Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 729,317; shared voting power 296,472; sole dispositive power 729,317; shared dispositive power 296,472; aggregate amount beneficially owned 1,025,798 (5% of the class)
- MINERVA GROUP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 729,317; shared voting power 0; sole dispositive power 729,317; shared dispositive power 0; aggregate amount beneficially owned 729,317 (3.6% of the class)
- MINERVA GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 729,317; shared voting power 0; sole dispositive power 729,317; shared dispositive power 0; aggregate amount beneficially owned 729,317 (3.6% of the class)
- MINERVA GP, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 729,317; shared voting power 0; sole dispositive power 729,317; shared dispositive power 0; aggregate amount beneficially owned 729,317 (3.6% of the class)
- COHEN DAVID P: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 729,317; shared voting power 296,472; sole dispositive power 729,317; shared dispositive power 296,472; aggregate amount beneficially owned 1,025,798 (5% of the class)

## Item 1. Issuer
Name of issuer: InfuSystem Holdings, Inc.
Address of issuer's principal executive offices: 3851 WEST HAMLIN ROAD, ROCHESTER HILLS, MI, 48309

## Item 2. Person Filing
Name of person filing:
Minerva Advisors LLC
Minerva Group, LP
Minerva GP, LP
Minerva GP, Inc.
David P. Cohen
Address of principal business office or, if none, residence:
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
Citizenship:
David P. Cohen is a U.S. Citizen.
Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law.
Minerva GP, Inc. is organized under Pennsylvania law.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Minerva Advisors LLC* - 1,025,798
Minerva Group, LP - 729,317
Minerva GP, LP* - 729,317
Minerva GP, Inc.* - 729,317
David P. Cohen* - 1,025,798

*Each of these reporting persons is deemed a beneficial owner of the 729,317 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 20,336,183 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Percent of class:
Minerva Advisors LLC* - 5.0%
Minerva Group, LP - 3.6%
Minerva GP, LP* - 3.6%
Minerva GP, Inc.* - 3.6%
David P. Cohen* - 5.0%

*Each of these reporting persons is deemed a beneficial owner of the 3.6% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 5.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 20,336,183 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2025.
Sole power to vote or to direct the vote:
Minerva Advisors LLC* - 729,317
Minerva Group, LP - 729,317
Minerva GP, LP* - 729,317
Minerva GP, Inc.* - 729,317
David P. Cohen* - 729,317

*Each of these reporting persons is deemed a beneficial owner of the 729,317 shares of the Issuer held by Minerva Group, LP.
Shared power to vote or to direct the vote:
Minerva Advisors LLC - 296,472
David P. Cohen** - 296,472

**David P. Cohen is deemed a beneficial owner of the 296,472 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Sole power to dispose or to direct the disposition:
Minerva Advisors LLC* - 729,317
Minerva Group, LP - 729,317
Minerva GP, LP* - 729,317
Minerva GP, Inc.* - 729,317
David P. Cohen* - 729,317

*Each of these reporting persons is deemed a beneficial owner of the 729,317 shares of the Issuer held by Minerva Group, LP.
Shared power to dispose or to direct the disposition:
Minerva Advisors LLC - 296,472
David P. Cohen** - 296,472

**David P. Cohen is deemed a beneficial owner of the 296,472 shares of the Issuer beneficially owned by Minerva Advisors LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Minerva Advisors LLC: David P. Cohen, President (12/03/2025)
- MINERVA GROUP LP: David P. Cohen, Managing Partner (12/03/2025)
- MINERVA GP, LP: David P. Cohen, General Partner (12/03/2025)
- MINERVA GP, INC.: David P. Cohen, President (12/03/2025)
- COHEN DAVID P: David P. Cohen, Individual (12/03/2025)